UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13D

            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       (AMENDMENT NO.  1)*

                    Republic Industries, Inc.
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                        (Name of Issuer)

             Common Stock, par value $0.01 per share
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                 (Title of Class of Securities)

                            76051610
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                         (CUSIP Number)

                        Rosalie V. Arthur
                       110 S.E. 6th Street
                           29th Floor
                 Fort Lauderdale, Florida  33301
                         (954) 527-4777

                         with copies to:
                    Valerie Ford Jacob, Esq.
            Fried, Frank, Harris, Shriver & Jacobson
                       One New York Plaza
                       New York, NY  10004
                         (212) 859-8158
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   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                        December 10, 1996
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     (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          This Amendment No. 1 to the Schedule 13D, originally filed on December 4, 1996 and relating to the common stock, par value $0.01 per share (the "Common Stock"), issued by Republic Industries, Inc., a Delaware corporation (the "Issuer"), is being filed by The Michael S. Egan Grantor Retained Annuity Trust for Sarah Egan Mooney (the "Sarah Egan Mooney GRAT"), The Michael S. Egan Grantor Retained Annuity Trust for Eliza Shenners Egan (the "Eliza Shenners Egan GRAT"), The Michael S. Egan Grantor Retained Annuity Trust for Catherine Lewis Egan (the "Catherine Lewis Egan GRAT"), The Michael S. Egan Grantor Retained Annuity Trust for Teague Michael Thomas Egan (the "Teague Michael Thomas Egan GRAT"), The Michael S. Egan Grantor Retained Annuity Trust for Riley Martin Michael Egan (the "Riley Martin Michael Egan GRAT") (collectively the "GRAT Trusts"), The Michael S. Egan Living Trust (the "Egan Trust"), the 110 Group Trust (the "110 Trust") (collectively with the GRAT Trusts and the Egan Trust, the "Trusts"), and Michael S. Egan ("Egan") (collectively with the Trusts, the "Reporting Persons").

ITEM 2.   IDENTITY AND BACKGROUND

          Item 2, paragraph (c) is hereby amended in its entirety as follows:

          (c) The Reporting Persons which are trusts were established for the benefit of their respective beneficiaries. Egan is the Chairman of the Board and CEO of Alamo Rent-A-Car, Inc. (a wholly owned subsidiary of the Issuer, engaged in the car rental business), located at 110 S.E. 6th Street, 29th Floor, Fort Lauderdale, Florida 33301. S. Jacqueline Egan is the wife of Egan and her address is 110 S.E. 6th Street, 29th Floor, Fort Lauderdale, Florida 33301. Rosalie Arthur is a Senior Director in the Office of the Chairman at Territory Blue, Inc., located at 110 S.E. 6th Street, 29th Floor, Fort Lauderdale, Florida 33301.
W. A. Bryan Patten is a Chartered Financial Advisor at the Investment Firm of Patten & Patten, Inc., located at 520 Lookout Street, Chattanooga, Tennessee 37403. Dennis Dustin Smith is a partner at the law firm of Tripp, Scott, Conklin & Smith, located at 110 S.E. 6th Street, 28th Floor, Fort Lauderdale, Florida 33301.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Item 6 is hereby amended by the addition of the following:

          Egan was awarded options to acquire 1,000,000 shares of Common Stock at an exercise price of $33.00 per share pursuant to the Issuer's Amended and Restated 1995 Employee Stock Option Plan, which options have a term of ten years and are exercisable to the extent of 25% on each anniversary of the grant until fully vested.

                         SIGNATURE PAGE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:December 11, 1996
                                   THE MICHAEL S. EGAN LIVING
                                   TRUST

                                   By:     /s/ Michael S. Egan
                                           --------------------
                                   Name:   Michael S. Egan
                                           --------------------
                                   Title:  Trustee

                                   THE MICHAEL S. EGAN GRANTOR
                                   RETAINED ANNUITY TRUST FOR
                                   SARAH EGAN MOONEY

                                   By:     /s/ Michael S. Egan
                                           --------------------
                                   Name:   Michael S. Egan
                                           --------------------
                                   Title:  Trustee

                                   THE MICHAEL S. EGAN GRANTOR
                                   RETAINED ANNUITY TRUST FOR
                                   ELIZA SHENNERS EGAN

                                   By:     /s/ Michael S. Egan
                                           --------------------
                                   Name:   Michael S. Egan
                                           --------------------
                                   Title:  Trustee

                                   THE MICHAEL S. EGAN GRANTOR
                                   RETAINED ANNUITY TRUST FOR
                                   CATHERINE LEWIS EGAN

                                   By:     /s/ Michael S. Egan
                                           --------------------
                                   Name:   Michael S. Egan
                                           --------------------
                                   Title:  Trustee

                                   THE MICHAEL S. EGAN GRANTOR
                                   RETAINED ANNUITY TRUST FOR
                                   TEAGUE MICHAEL THOMAS EGAN

                                   By:     /s/ Michael S. Egan
                                           --------------------
                                   Name:   Michael S. Egan
                                           --------------------
                                   Title:  Trustee

                                   THE MICHAEL S. EGAN GRANTOR
                                   RETAINED ANNUITY TRUST FOR
                                   RILEY MARTIN MICHAEL EGAN

                                   By:     /s/ Michael S. Egan
                                           --------------------
                                   Name:   Michael S. Egan
                                           --------------------
                                   Title:  Trustee

                                   THE 110 GROUP TRUST

                                   By:     /s/ Rosalie Arthur
                                           --------------------
                                   Name:   Rosalie Arthur
                                           --------------------
                                   Title:  Trustee

                                   MICHAEL S. EGAN

                                   By:     /s/ Michael S. Egan
                                           --------------------
                                   Name:   Michael S. Egan
                                           --------------------

                            EXHIBIT B

                     JOINT FILING AGREEMENT


The undersigned agree that the foregoing Statement on Schedule
13D is being filed with the Commission on behalf of each of the undersigned pursuant to Rule 13d-1(f).

Dated:December 11, 1996
                                   THE MICHAEL S. EGAN LIVING
                                   TRUST

                                   By:     /s/ Michael S. Egan
                                           --------------------
                                   Name:   Michael S. Egan
                                           --------------------
                                   Title:  Trustee

                                   THE MICHAEL S. EGAN GRANTOR
                                   RETAINED ANNUITY TRUST FOR
                                   SARAH EGAN MOONEY

                                   By:     /s/ Michael S. Egan
                                           --------------------
                                   Name:   Michael S. Egan
                                           --------------------
                                   Title:  Trustee

                                   THE MICHAEL S. EGAN GRANTOR
                                   RETAINED ANNUITY TRUST FOR
                                   ELIZA SHENNERS EGAN

                                   By:     /s/ Michael S. Egan
                                           --------------------
                                   Name:   Michael S. Egan
                                           --------------------
                                   Title:  Trustee

                                   THE MICHAEL S. EGAN GRANTOR
                                   RETAINED ANNUITY TRUST FOR
                                   CATHERINE LEWIS EGAN

                                   By:     /s/ Michael S. Egan
                                           --------------------
                                   Name:   Michael S. Egan
                                           --------------------
                                   Title:  Trustee

                                   THE MICHAEL S. EGAN GRANTOR
                                   RETAINED ANNUITY TRUST FOR
                                   TEAGUE MICHAEL THOMAS EGAN

                                   By:     /s/ Michael S. Egan
                                           --------------------
                                   Name:   Michael S. Egan
                                           --------------------
                                   Title:  Trustee

                                   THE MICHAEL S. EGAN GRANTOR
                                   RETAINED ANNUITY TRUST FOR
                                   RILEY MARTIN MICHAEL EGAN

                                   By:     /s/ Michael S. Egan
                                           --------------------
                                   Name:   Michael S. Egan
                                           --------------------
                                   Title:  Trustee

                                   THE 110 GROUP TRUST

                                   By:     /s/ Rosalie Arthur
                                           --------------------
                                   Name:   Rosalie Arthur
                                           --------------------
                                   Title:  Trustee

                                   MICHAEL S. EGAN

                                   By:     /s/ Michael S. Egan
                                           --------------------
                                   Name:   Michael S. Egan
                                           --------------------